Exhibit 19
ENTERPRISE POLICY
Insider Trading Policy
Purpose

This Policy is intended to ensure that all officers, directors and employees of nVent Electric plc worldwide comply with all applicable laws and regulations that prohibit persons who are aware of material nonpublic information about a company from (i) trading in securities of that company, commonly known as “insider trading,” or (ii) providing material nonpublic information to other persons who may trade on the basis of that information, commonly known as “tipping.” Insider trading and stock tipping, as discussed below, are criminal offenses subject to severe criminal and civil consequences as well as possible discipline or dismissal under this Policy.

Scope

This Policy applies to all directors, officers and employees of nVent Electric plc and its subsidiaries, affiliates and related companies, partnerships and joint ventures in which nVent Electric plc has a controlling interest (the “Company”) and to the Company itself. nVent Electric plc may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

This Policy applies to family members who reside with Company personnel (including children away at college), anyone else with whom Company personnel share a household, and any family members with whom Company personnel do not share a household but whose transactions in Company Securities are directed by Company personnel or are subject to Company personnel influence or control, such as parents or children who consult with Company personnel before they trade in Company Securities (collectively referred to as “Family Members”).

This Policy applies to any entities that Company personnel influence or control, including any corporations, partnerships, limited liability companies or trusts (collectively referred to as “Controlled Entities”).

Company personnel are responsible for the transactions of their Family Members and Controlled Entities, and all such transactions will be treated for the purposes of this Policy and applicable securities laws as if the transactions were for the Company personnel’s own account.

Definitions

Company Securities means and includes, without limitation, the Company’s ordinary shares, options to purchase the Company’s shares, or any other type of securities that the Company may issue, including (but not limited to) debt securities, preferred shares, restricted shares, restricted stock units, performance share units, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities.

Nonpublic information is sometimes referred to as confidential information and means information about the Company that is not known to the public-at-large. All information is considered nonpublic until one full trading day has passed since the information was widely released through a press release, news wire, television or radio broadcast, newspaper, magazine or website publication, or public disclosure documents filed with the U.S. Securities and Exchange Commission. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees. If, for example, you were aware of Company material nonpublic information and the Company were to disseminate that information before market open on a Monday, you should not trade in Company Securities until Tuesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the dissemination of specific material nonpublic information.

Information is considered material if a reasonable investor would consider it important in deciding whether to buy, hold or sell securities. Material information may be positive or negative. Examples of material information include:

•expected earnings or revenues, as well as company projections as to future earnings or revenues;
•changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•significant related party transactions;
•a proposed significant acquisition, disposition or joint venture;
•significant purchases, sales or write-offs of assets;
•a planned offering of additional new classes of securities or changes in dividend policy or declaration of a stock split;
•the establishment of a repurchase program for Company Securities;
•a major change in the Company’s pricing or cost structure;
•major marketing changes;
•a significant product development, gain or loss of a major customer or substantial contract award or termination;
•a company restructuring;
•bank borrowings or other financing transactions out of the ordinary course;
•a change in senior management;
•a change in auditors or notification that the auditor’s reports may no longer be relied upon;
•the imposition of a ban on trading in Company Securities or the securities of another company;
•impending bankruptcy or the existence of severe liquidity problems;
•pending or threatened significant litigation or resolution of such litigation; and
•a significant cybersecurity incident, such as a data breach.

Policy Statement

General Prohibitions: Company personnel, their Family Members and Controlled Entities and the Company must never:

•Buy, sell or engage in other transactions in Company Securities while aware of Company material nonpublic information, except as otherwise specified in this Policy.

•Buy, sell or engage in other transactions in securities of other companies while aware of material nonpublic information about those companies that Company personnel become aware of as a result of business dealings between the Company and such other companies.

Company personnel must never disclose material nonpublic information to any unauthorized persons outside the Company. Company personnel are prohibited from “tipping” other persons about material nonpublic information or otherwise making unauthorized disclosure or use of such information, regardless of whether the person profits or intends to profit by such tipping, disclosure or use. You must take steps to prevent the inadvertent disclosure of material nonpublic information to unauthorized persons outside the Company. If you believe that the disclosure of material nonpublic information is necessary or appropriate for business reasons, you must consult with Company counsel to ensure that they concur that such disclosure is necessary, and to ensure that any such disclosure will comply with all applicable laws. In addition, Company personnel may not recommend the purchase or sale of any securities.

Specific Prohibition Regarding Special Transactions, Including Hedging and Pledging: Company personnel, their Family Members and anyone designated to engage in securities transactions on their behalf are prohibited from purchasing financial instruments, including prepaid variable forward contracts, equity swaps and collars, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Prohibited transactions include transactions in puts, calls, cashless collars, options, short sales and similar rights and obligations involving Company Securities, other than the exercise of a Company-issued option to purchase the Company’s shares. In addition, Company personnel and their Family Members are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan and are prohibited from placing of standing and limit orders on Company Securities except as specified in this Policy. Notwithstanding the foregoing, transactions designed to facilitate portfolio diversification, such as investments in exchange funds, are permitted for non-management directors but not other Company personnel.

Gifts: Company personnel may not make a gift of Company Securities while aware of material nonpublic information relating to the Company if the Company personnel knows or is reckless in not knowing the recipient of the gift would sell the securities prior to the Company’s disclosure of such information. Such a situation can arise with gifts of securities to charities, which are often required by their policies to sell securities soon after a gift.

Rule 10b5-1 Plans: Rule 10b5-1 of the Securities Exchange Act of 1934 provides a defense from insider trading liability. To be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a 10b5-1 Plan must be approved by the General Counsel or his or her designee, and meet the requirements of Rule 10b5-1.

In general, a 10b5-1 Plan must be entered into in good faith at a time when the person entering into the plan is not aware of material nonpublic information regarding the Company. Rule 10b5-1 (a) requires a person (other than a director or Section 16 Officer or the Company) to wait to begin trading under a 10b5-1 Plan until 30 days after the adoption of the plan, (b) generally prohibits a person from having more than one plan in place at the same time and (c) restricts persons from relying on a single-trade plan more than once during any 12-month period. Once the 10b5-1 plan is adopted, the person must act in good faith with respect to the plan and not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The 10b5-1 plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Additional requirements with respect to 10b5-1 plans for members of the Window Group (as defined below), including a longer waiting period, are described below.

Pre-Clearance and Trading Window Procedures: The Company imposes certain restrictions on specified senior officers, management and directors in trading Company Securities. These restrictions govern even though the transactions may be permissible under law and apply to the following persons hereafter defined as the “Window Group”:
•All directors of nVent Electric plc
•All executive officers of nVent Electric plc
•Segment Presidents and CFOs
•Any other employees designated by the General Counsel

All directors and Section 16 Officers (as defined below) must pre-clear all transactions in Company Securities in advance with the General Counsel’s office.

Except for transactions made subject to a 10b5-1 Plan approved in accordance with this Policy, members of the Window Group and their Family Members and Controlled Entities may only enter into transactions in Company Securities (including option exercise and gifts) during an open trading window that commences on the business day that is one full trading day after the public release of the Company’s quarterly or annual financial results and ends on the first day of the last month prior to the close of the next fiscal quarter. The Company will conduct an evaluation each quarter to determine whether the scheduled trading window should be canceled. The Window Group will be informed electronically each quarter of the opening and closing of the trading window. The Company may close an open trading window early at any time, as deemed appropriate by the General Counsel.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event or information related to the event remains material and nonpublic, the persons designated by the General Counsel may not trade Company Securities. In that situation, the General Counsel may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or shortening of a Trading Window period will not be announced to the Company as a whole, and should not be communicated to any other person.

If a member of the Window Group wishes to trade pursuant to a 10b5-1 Plan, he or she must obtain the approval of the General Counsel prior to entering into the 10b5-1 Plan. The General Counsel, or his or her designee, must review the 10b5-1 Plan for compliance with this Policy and the Company’s stock ownership and retention guidelines. In addition to the requirements for a 10b5-1 Plan set forth above under “Rule 10b5-1 Plans”:
•A member of the Window Group may only enter into or amend a 10b5-1 Plan during an open trading window.
•For directors and Section 16 Officers, the 10b5-1 Plan must also include a representation certifying that they are not aware of material nonpublic information about the Company and are adopting the plan in good faith and not as a scheme to evade the prohibitions of Rule 10b-5.
•For directors and Section 16 Officers, the first trade may not occur under a 10b5-1 plan until the later of (a) 90 days after the adoption of the plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K relating to the quarter in which the plan was adopted, subject to a maximum of 120 days after adoption of the plan.

•Unless expressly approved by the General Counsel or his or her designee and compliant with Rule 10b5-1, a member of the Window Group may have only one 10b5-1 Plan in effect at a time.
•Any amendment to a 10b5-1 Plan will be treated as a termination of an existing 10b5-1 Plan and the entry into a new 10b5-1 Plan. Accordingly, the terms of any amendment must be approved in accordance with the terms of this Policy and shall otherwise comply with the terms of this Policy as if the amendment were a new 10b5-1 Plan.
•Any member of the Window Group who desires to terminate a 10b5-1 Plan must consult with the General Counsel or his or her designee prior to terminating the 10b5-1 Plan.

These restrictions apply to Family Members and Controlled Entities of the Window Group. Certain members of the Window Group are also subject to Section 16 of the Securities Exchange Act of 1934 (“Section 16 Officers”) and Rule 144 of the Securities Act of 1933 applicable to affiliates of the Company.

Exceptions: This Policy does not apply in the case of the following transactions, except as specifically noted:

1.Stock Option Exercises. This Policy does not apply to the vesting or exercise of an employee option to purchase the Company’s shares acquired pursuant to the Company’s plans, to the delivery to the Company of shares to pay the exercise price or satisfy tax withholding requirements for such option, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company net or withhold shares subject to an option to pay the exercise price or satisfy tax withholding requirements. This Policy does apply, however, to any sale of shares as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of or tax withholding for an option and to any market sale of the shares received on exercise of options.

2.Restricted Stock Unit and Performance Share Unit Awards. This Policy does not apply to the vesting of restricted stock units or performance share units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted stock units or performance share units. The Policy does apply, however, to any market sale of shares received on vesting of restricted stock units or performance share units.

3. 401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election (including any contributions out of Company bonuses). This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4.Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period or your election to increase or decrease the level of your participation in the plan, and to your sales of Company Securities purchased pursuant to the plan.

5.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, to your election to participate in the plan or increase your level of participation in the plan and to your sale of any Company Securities purchased pursuant to the plan.

Procedures

1.Implementation. All Company employees are responsible for implementation of this policy. The General Counsel is specifically responsible for implementing the Trading Window provisions of this Policy.

2.Compliance and Sanctions. Failure to comply with this Policy may be grounds for disciplinary action, in accordance with local law, up to and including termination.

3.Reporting and Non-Retaliation. Company employees should, in accordance with local law, report any conduct that they believe in good faith to be a violation or apparent violation of this Policy to their manager, Human Resources, the Legal Department, through the Office of Business Conduct & Ethics, or through the Ethics Helpline at https://nventethics.com/. Any such reports shall be treated as confidential to the extent allowed by law. The Company prohibits retaliation for good faith reports of suspected misconduct.

4.Contact. Any questions concerning this Policy may be addressed to the General Counsel or the Office of Business Conduct & Ethics, or by e-mail at ethics@nvent.com.

Compliance, Reporting and Non-Retaliation

Failure to comply with this Policy may be grounds for disciplinary action, up to and including termination.

nVent employees should Speak Up about any conduct which they believe in good faith to be a violation of this Policy. Concerns can be reported through any of nVent’s Speak Up Resources. Reports may be made anonymously and will be treated confidentially to the extent allowed by law. nVent prohibits retaliation for good faith reports of suspected violation of nVent policy.